November 30, 2005

Board of Trustees
Cullen Funds Trust
645 Fifth Avenue
New York, NY 10022

Re:	Subscription for Shares of the Cullen International High Dividend Fund (the “Fund”)

Dear Trustees:

James P. Cullen offers to purchase from Cullen Funds Trust 100 Retail Class shares of beneficial interest, 100 Class C shares of beneficial interest and 48,800 Class I shares of beneficial interest of the Fund at a price of $10.00 per share for an aggregate purchase price of $500,000 cash, all such shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt of said payment by the Fund.

These shares are not being purchased with any present intent of distributing or reselling the same to the public, and will be held for investment by Cullen Funds Trust.

Sincerely,

/s/ James P. Cullen
James P. Cullen

Accepted and Agreed to this 30th
day of November, 2005.

Cullen Funds Trust

By:    /s/ John C. Gould

Name:    John C. Gould

Title:      Executive Vice President